January 20, 2010

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:                             Biovail Corporation
Form 20-F for the Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-14956

Dear Mr. Rosenberg:

Biovail Corporation (the “Company”, “we”, “us” or “our”) acknowledges receipt of the letter from the staff of the United States (“U.S.”) Securities and Exchange Commission (the “Commission”) dated December 15, 2009 with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the Commission on February 27, 2009 (the “2008 Form 20-F”).  Please find below the Company’s detailed responses to the staff’s comments.  For ease of reference, the Company has provided the text of each staff comment prior to its response.

Comment

Business Overview
Current Product Portfolio and Product Revenues, page 30

1.  We note that your response to our prior comment 1 contains only a list of criteria considered in determining whether your company is substantially dependent on an agreement and a conclusory statement that you are not substantially dependent on the GSK, Teva and OMI contracts.  Please provide us with a detailed analysis for each of these agreements supporting your determination.  For example, rather than stating that you analyzed the revenue contribution of a particular agreement, present the amount of revenue derived from the agreement and the percentage of your total revenue that it represents.  To the extent that an agreement accounts for more than 10% of your revenues, without mitigating factors, we are likely to conclude that you are substantially dependent on the agreement.

Response:

The Company acknowledges the staff’s comment. Set forth below is an analysis, based on applicable factors referenced in the Company’s response to the Commission, dated November 9, 2009, that support the Company’s determination that it is not substantially dependent on any of the GSK, Teva and OMI agreements (collectively, the “Agreements”).

(i)            The contribution of the Agreements to the Company’s results of operations (e.g., revenue contribution).

As disclosed on page 23 of the 2008 Form 20-F, the market exclusivity period for oral controlled-release products in the pharmaceutical industry is generally limited to three to five years.  For example, the Wellbutrin XL® product associated with the GSK arrangement was launched by GSK in September 2003 and was genericized in December 2006 (300mg dosage strength) and May 2008 (150mg dosage strength).  To address this challenge, we strive to diversify our product portfolio by constantly identifying and assessing new opportunities to add to our product pipeline, such that we do not substantially depend on the long-term revenue generated by any one product.  Thus, when we analyze the significance of any specific arrangement to the Company’s results of operations, we take into account the probable revenue and earnings stream of the arrangement and do not rely on a single snapshot number (such as revenue for a particular period) to determine whether our business is “substantially dependent” on such arrangement.

At the time of last year’s filing of the Company’s Form 20-F, each of the arrangements memorialized in the Agreements was of declining importance to the Company.  As contemplated by the risk factor disclosure on pages 6 and 7 of the 2008 Form 20-F, we anticipated that genericization, among the other factors listed, could result in a decline in the volume and/or pricing for the products associated with the Agreements.  As a result, none of the Agreements accounted for more than 10% of the Company’s revenues through the end of the third quarter of 2009.  Specifically, following our acquisition of the full U.S. commercialization rights to Wellbutrin XL® from GSK in May 2009 (which replaced the existing arrangement as it pertained to the U.S) (1), the remaining GSK arrangement in effect for territories other than the U.S. accounted for approximately 1% of our revenues through the end of the third quarter 2009.  Additionally, the Teva and OMI agreements accounted for approximately 8% and 9%, respectively, of our revenues through the end of the third quarter 2009.

(ii)         How easily the Company can replicate a product’s supply or distribution channel without significantly disrupting the Company’s business.

We believe that in the event of the termination of any of the Agreements, we could replicate the supply and distribution channels without experiencing a material adverse effect on our business, financial condition and results of operations.

In particular, pursuant to the terms of each arrangement, we are the exclusive manufacturer and owner of the know-how associated with the products sold under the Agreements (i.e., we developed the product formulations and manufacture the products under our patents and with the use of our proprietary technology).  As a result, in the event of a termination of the Agreements, we would retain the necessary rights and processes to continue the manufacture and supply of the products.  In addition, we have customer relationships with major U.S. wholesalers and maintain a distribution infrastructure in the U.S. in respect of our own direct product sales.  We believe these existing relationships and established infrastructure would allow us to replicate the distribution channel for the Agreements relatively easily.

(1) We intend to file the material agreements associated with this new arrangement as exhibits to our Form 10-K for the fiscal year ended 2009.

Additionally, we believe we could replicate the sales and marketing efforts of GSK, Teva and OMI, even though we do not currently maintain an internal commercial operation in the U.S.  For example, Wellbutrin XL® has not been actively promoted by GSK since its genericization in 2006 (which is typical in the pharmaceutical industry once a product loses market exclusivity).  As a result, following our acquisition of the full U.S. commercialization rights to Wellbutrin XL® in May 2009 (which included a license to use GSK’s Wellbutrin XL® trademark), we did not consider it necessary to establish a marketing department or sales force to promote the product in order to sustain the existing revenue and earnings streams.

In respect of the Teva arrangement, these products are generic in nature and require relatively little sales infrastructure as they do not require any marketing or detailing.  We believe there are a number of generic companies in the U.S. that we could engage to sell our portfolio of products (either as a basket of products or on a product-by-product basis).  Although we could expect to experience an initial decline in volumes and pricing for these products (since we would likely lose some portion of Teva’s established customer base), we do not believe any such declines would have a substantial negative impact on our revenue and earnings streams.

In the case of the Ultram® ER product associated with the OMI arrangement, OMI provided marketing support and detailing activity to physicians prior to the genericization of the product in the fourth quarter of 2009.  We believe, however, that we could engage a contract sales organization (“CSO”) to provide similar promotional activities, as this is a strategy we have employed for a number of years to promote our Zovirax® product line.  In addition, we believe we could enter into a licensing arrangement with OMI for the continued use of the Ultram® ER trademark (as we have done with Wellbutrin XL® in the U.S.) in order to maintain brand awareness.  Following a termination of the OMI agreement, we would be entitled to receive 100% of the net sales revenue from the product.  As a result, we believe that the incremental revenue, earnings and cash flows that would accrue to us would more than offset any loss in market share during the transition of the marketing processes to a CSO, as well as any costs associated with promoting the product and licensing the Ultram® ER trademark.

(iii)      The balance sheet impact of the contract or arrangement (e.g., whether the contact will require a significant investment of capital).

None of the Agreements provide for ongoing or future capital expenditures that are material to the Company.  The machinery and equipment and employees directly engaged in the supply and distribution of the products associated with the GSK, Teva and OMI arrangements would be retained by us in the event the Agreements are terminated.

(iv)     The degree of interdependence of one product or arrangement on another product or arrangement.

None of the products governed by the Agreements materially depend on another product or arrangement of the Company.

(v)        The existence of minimum purchase obligations and whether a trading partner can adjust the obligations in its sole discretion.

Each of GSK, OMI and Teva commit to providing at least one year of product forecasts and delivering several months of firm purchase orders to us in advance of delivery of the products and may not adjust these obligations in their sole discretion. This advance notice allows us to forecast our cash flows and mitigate against any loss in revenues and earnings in the event we had to replicate each supply and distribution channel.

(vi)   Each party’s termination rights.

GSK, OMI and Teva have limited customary rights to terminate their respective arrangements with the Company.  These include rights to terminate the arrangement in the event that the Company has materially breached the agreement or if the Company declares bankruptcy.

(vii)  Any other onerous or unusual obligation that the arrangement or contract imposes on the Company.

None of the arrangements impose any onerous or unusual obligation on the Company.

Based on the foregoing analysis, none of the Agreements are of a level of significance or importance to the Company that would cause its business to depend in a substantial way on their continuance or existence.

Upon the staff’s request, we would agree to supplement this response with a copy of each of the GSK, Teva and OMI agreements.  In such event, we would respectfully request that the staff return the supplemental filing to us upon completion of its review pursuant to Rule 12b-4 under the Securities Exchange Act of 1934 and Rule 101(c)(2) of Regulation S-T.

Patent and Proprietary Rights, page 39

2.  Please provide draft disclosure for your next Form 10-K filing that includes details regarding the patents that you have exclusively licensed from third parties and when those patents expire.

Response:

The Company expects to include disclosure similar to the following in its initial Form 10-K to be filed in early 2010:

In part, the exclusivity afforded by patent protection is very important to the sustainability of our new specialty CNS focus.  Accordingly, we will make every attempt to maintain our competitive edge by aggressively seeking patent protection either by filing our own patents, acquiring patents or licensing-in patents from potential partners in the U.S., Canada and internationally. When possible, we will also file for additional patent protection to cover any improvements to the compounds or products we market or intend to market as well as, when applicable, to the underlying technology used for developing the compounds and products.  We may at times also rely on trade-secrets, know-how, and agreements with third parties to develop, maintain and protect currently marketed and pipeline products.

We currently own or otherwise have rights (e.g., by license agreements) to a number of patents and patent applications in the U.S., Canada and internationally relating to our marketed and pipeline products.  These patents and pending applications cover new chemical compounds and their methods of use, pharmaceutical compositions, process(es) for the manufacture of the new chemical compounds and/or intermediates used in the manufacture of the new chemical compounds. There can be no assurances that all pending applications will grant. There can also be no assurances that all patents related to a product will always be enforceable as patent laws vary from country to country. Nevertheless, whenever and wherever possible, we will seek to aggressively enforce our intellectual property rights to the fullest extent of the law to keep generic competition at bay and therefore maintain our competitive edge.

The following table shows the dates for the latest expiring patents listed on the FDA Orange Book or the Canadian Patent Register for products marketed or developed by us:

Products	U.S. Patent Expiration	Canadian Patent Expiration
Wellbutrin® XL	2018	2023
Wellbutrin® SR		2014
Zovirax® Cream	No unexpired patents listed
Zovirax® Ointment	No unexpired patents listed
Cardizem® LA	2021
Tiazac® XC		2020
Tiazac®		2016
Ultram® ER	2014
Ralivia®		2023
Glumetza®	2021 (500mg)/2020 (1000mg)	2021 (500mg)/2023 (1000mg)
Zyban®		2014
Xenazine®	No unexpired patents listed
Nitoman®		No unexpired patents listed
Aplenzin®	2026

It should be noted that although the patents for the above listed products are still in-force, several of the products have now been genericized by settlement.  For example, in the U.S., Wellbutrin XL® (150mg and 300mg), Cardizem® LA, Ativan®, Isordil®, Vasotec®, Vaseretic®, and Glumetza® 500mg have been genericized, and in Canada, Wellbutrin® SR, Cardizem®, Tiazac®, Monocor®, and Zyban® have been genericized.  While there are no patents listed for Xenazine® in the U.S., it has received an Orphan Drug Exclusivity, which expires in 2015. Additional patents may be listed with expiry dates that extend beyond the dates provided above as relevant patents become available and are deemed suitable for listing on the FDA Orange Book within the bounds of the Hatch-Waxman provisions and/or the Canadian Patented Medicines Notice of Compliance Regulations (PMNOC).

The patents covering Ultram® ER have recently been found to be invalid following a trial in the U.S.  The invalidity decision has been appealed, with a further decision not expected until sometime in 2010.  Nevertheless, Par Pharmaceuticals has launched a 100 and 200 mg generic version of Ultram® ER.  Concurrently, Patriot Pharmaceuticals LLC (a wholly owned subsidiary of Ortho-McNeil-Janssen Pharmaceuticals, Inc.) launched our authorized generic formulation of these two strengths of Ultram® ER.

On January 18, 2010, a Canadian  Federal Court judge presiding over Biovail Corporation and Depomed, Inc. v. Apotex Inc.  et al., a proceeding pursuant to the PMNOC regulations  in Canada, issued a decision.  This  proceeding related to a  Canadian application filed by Apotex Inc. to market a generic version of the 500mg formulation of Glumetza® (extended release metformin hydrochloride tablets) licensed in Canada by Depomed, Inc. to Biovail

Pharmaceuticals Canada.  Pursuant to the decision issued by the Canadian judge, Health Canada can authorize Apotex to market in Canada its generic version of the 500mg formulation of Glumetza®.

The judge found, under Canadian law, that the evidence presented in the matter was “evenly balanced” as to whether Apotex’s application should be allowed on the basis that the Depomed Canadian patent at issue in the matter (No. 2,290,624) (the “‘624 Patent”) may be invalid under Canadian patent law related to obviousness.  The judge found in favour of Biovail and Depomed as to all other issues related to validity, enforceability and infringement of the ‘624 Patent under Canadian law.  This decision, however, does not preclude the filing of a subsequent patent infringement suit against Apotex.

Our legacy products include Cardizem® CD, Ativan®, Tiazac®, Vasotec®, Vaseretic® and Isordil®.  With the exception of Cardizem® CD and Tiazac®, the other legacy products have no unexpired patent related exclusivity for the purposes of the Hatch-Waxman provisions.

Since adopting our new strategy in May 2008, we have made significant progress in building a specialty CNS product-development pipeline. To support this new strategy, we have created, acquired or licensed-in intellectual property related to the various products currently under development.

For example, we have obtained exclusive U.S. and Canadian intellectual property rights for pimavanserin from Acadia Pharmaceuticals for the prevention or treatment of any psychiatric and neurological indication, including but not limited to Parkinson’s disease psychosis (PDP) and Alzheimer’s disease psychosis (ADP). Patents to pimavanserin have been granted in the U.S. The expiry dates of the patents or patent applications, if they issue to patent, will expire between 2021—2028.

As a result of the acquisition of worldwide rights to the entire portfolio of tetrabenazine products from Cambridge Laboratories (Ireland) Ltd. in May 2009, we acquired U.S. and worldwide intellectual property rights to a controlled-release (CR) formulation of tetrabenazine (currently marketed in immediate-release form as Xenazine® in the U.S. and Nitoman® in Canada) in development for Tourette’s syndrome (BVF-018). A patent application relating to BVF-018 was filed as both an International PCT and U.S. utility application in August, 2009.  The U.S. patent application, if it issues to patent, will expire in 2029.

We have also obtained from Santhera Pharmaceuticals, in August 2009, exclusive U.S. and Canadian intellectual property rights to develop and commercialize JP-1730/fipamezole HCl for the treatment and prevention of any psychiatric and neurological disease, including but not limited to Parkinson’s disease dyskinesia (PDD). JP-1730/fipamezole HCl is a first-in-class compound, which has displayed the potential to reduce levodopa-induced dyskinesia in patients with Parkinson’s disease. Patents to fipamezole HCl have been granted in the U.S. and will expire between 2013-2024.

In December 2009, we entered into a license agreement with Amgen, pursuant to which we were granted rights to exploit glial cell line-derived neurotrophic factor (“GDNF”) protein in CNS indications in the U.S. and in certain other countries.  The GDNF protein is a naturally-occurring growth factor capable of protecting and promoting the survival of dopamine producing nerve cells. We have obtained a co-exclusive license from Amgen to patents related to GDNF in the U.S. and in certain other countries. The expiry dates of the granted U.S. patents licensed from Amgen are between 2012-2017. The expiry dates of the pending

U.S. patent applications licensed from Amgen, if they issue to patent, are between 2015-2024. In addition, we entered into an agreement with MedGenesis Therapeutix Inc. (“MedGenesis”) to collaborate on the development of GDNF, initially in Parkinson’s disease, and potentially in other CNS indications.  We have obtained an exclusive license from MedGenesis to patent applications related to their Convection Enhanced Delivery (CED) platform for use with GDNF for CNS indications in the U.S. and in certain other countries. The expiry dates of the pending U.S. patent applications licensed from MedGenesis, if they issue to patent, are between 2028-2029.

We also have a number of legacy development programs in place based on our former business focus, which include BVF-324.  BVF-324 comprises tramadol hydrochloride as the active ingredient for the treatment of premature ejaculation, a sexual dysfunction. The Phase 3 program for BVF-324 in Europe, which is evaluating non-commercially available doses of tramadol, was initiated in the third quarter of 2009 and is expected to conclude in 2011.  We have obtained worldwide exclusive rights to the intellectual property relating to BVF-324. At least one patent for BVF-324 has granted in the U.S. and will expire in 2022.

It should be noted that not all of the patents relating to our pipeline products may be listable in the FDA Orange Book. Also, the expiry dates for any one or more patents may be extended due to delays during prosecution of the patent applications under 35 U.S.C. §154(b) and/or due to delays in the FDA approval process under 35 U.S.C. §156. On the other hand, the patent term for any one or more of the patents currently listed or to be listed on the Orange Book for our pipeline products may be cut short due to an earlier decision of invalidity or unenforceability by a U.S. court from which no appeal can be taken.

Management’s Discussion and Analysis
Results of Operations
Cost of Goods Sold and Gross Margins, page 76

3.  Please confirm that, where you propose to disclose gross margin in relation to your compensation practice, you will also provide disclosure to highlight that the gross margins presented therein exclude amortization of product-related intangible assets.

Response:

The Company confirms that it intends to provide disclosure to highlight that the gross margins presented as part of its compensation practice exclude amortization of product-related intangible assets.

*  *  *  *

The Company does not believe that any of the foregoing amended disclosures would have a material impact on its previously issued financial statements.  For the staff’s consideration, therefore, the Company does not propose to file an amendment to its 2008 Form 20-F to include these disclosures.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (905) 286-3311.

Sincerely,

/s/ PEGGY MULLIGAN

Peggy Mulligan
Senior Vice President and Chief Financial Officer

cc:                                 Michael R. Van Every, Chairperson, Audit Committee

Cynthia Orr, Partner, Ernst & Young LLP